EXHIBIT 99.1

PRESS RELEASE

Angola: Start-up of CLOV Phase 2 project

Luanda, December 3, 2021 – TotalEnergies, operator of Block 17 in Angola, together with the Angolan National Oil, Gas and Biofuels Agency (ANPG) announce the start of production of CLOV Phase 2, a project connected to the existing CLOV FPSO (Floating Production, Storage and Offloading unit). This tie-back project will reach a production of 40,000 barrels of oil equivalent per day in mid-2022.

Located about 140 kilometers from the Angolan coast, in water depths from 1,100 to 1,400 meters, the CLOV Phase 2 resources are estimated at around 55 million barrels of oil equivalent.

Launched in 2018, this project was carried out within budget and planned execution duration, despite the challenges associated with the Covid-19 pandemic.

“The start of the production of CLOV Phase 2, a few months after Zinia Phase 2, demonstrates our continuous efforts to ensure a sustainable output on Block 17. This project fits within the company’s strategy to focus its upstream investments on low-cost projects which contribute to lower the average GHG emissions intensity of its production”, said Henri-Max Ndong-Nzue, Senior Vice-President Africa, Exploration and Production at TotalEnergies. “CLOV Phase 2 start-up also highlights the performance of our teams despite the health crisis “.

Belarmino Chitangueleca, acting President of the ANPG, commented that “CLOV Phase 2 start-up comes at the right time to sustain the national oil production. We value the performance of the operator and the contractor group to keep executing projects despite this crisis period.”

Block 17 is operated by TotalEnergies with a 38% stake, alongside Equinor (22.16%), ExxonMobil (19%), BP Exploration Angola Ltd (15.84%) and Sonangol P&P (5%). The Contractor Group operates four FPSOs in the main production areas of the block, namely Girassol, Dalia, Pazflor and CLOV.

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TotalEnergies in Angola

TotalEnergies has been present in Angola since 1953, where it today employs around 1,500 people in the business segments of Exploration & Production, Marketing & Services, Trading & Shipping and iGRP.

TotalEnergies’s equity production in Angola averaged 212,000 barrels of oil equivalent per day in 2020 from operated blocks 17 and 32, and from non-operated assets 0, 14, 14K, and Angola LNG. TotalEnergies is the country's leading oil operator with close to 45% of Angola’s operated oil production.

TotalEnergies also operates Block 17/06 in the Lower Congo Basin, Block 16, location of the Chissonga discovery — both in development phase —, and Block 48 in the emerging ultra-deep offshore play and still in exploration phase.

In the gas sector, TotalEnergies holds a 13.6% stake in the 5.2-million-ton-per-year Angola LNG liquefaction plant, which is supplied with associated gas from the country’s producing offshore oil fields. TotalEnergies also recently entered the New Gas Consortium, a key player in developing Angola’s natural gas resource.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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